Exhibit 99.1

News Release 2016-70

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Exchange Offers for Certain Notes of

Intelsat (Luxembourg) S.A.

Luxembourg, 7 December 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced that its newly-formed wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”), has commenced, subject to the terms and conditions set forth in a confidential offering memorandum (the “Offering Memorandum”), two private offers to exchange (the “Exchange Offers”) certain outstanding notes issued by Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) for (1) up to $421 million aggregate principal amount of new 12.50% Senior Notes due 2022 issued by ICF (the “ICF Notes”) and (2) up to $150 million aggregate in cash.

ICF is making the following Exchange Offers:

(1) an offer to exchange (the “2018 Lux Notes Exchange Offer”) 6.75% Senior Notes due 2018 issued by Intelsat Luxembourg (CUSIP No. 458204 AN4) (the “2018 Lux Notes”) held by Eligible Holders (as defined below) for (i) up to an aggregate principal amount of $77 million of ICF Notes and (ii) up to $131 million aggregate in cash; and

(2) an offer to exchange (the “2021 Lux Notes Exchange Offer”) 7.75% Senior Notes due 2021 issued by Intelsat Luxembourg (CUSIP No. 458204 AP9) (the “2021 Lux Notes” and together with the 2018 Lux Notes, the “Lux Notes”) held by Eligible Holders for (i) up to an aggregate principal amount of $344 million of ICF Notes and (ii) up to $19 million aggregate in cash.

For each $1,000 principal amount of 2018 Lux Notes and 2021 Lux Notes, as applicable, validly tendered at or before the Early Delivery Time (as defined below) and not validly withdrawn, Eligible Holders of 2018 Lux Notes and 2021 Lux Notes, as applicable, will be eligible to receive the applicable Total Offer Consideration set out in the table below, which includes the applicable early tender premium.

For each $1,000 principal amount of 2018 Lux Notes and 2021 Lux Notes, as applicable, validly tendered after the Early Delivery Time and prior to the Expiration Time, Eligible Holders of 2018 Lux Notes and 2021 Lux Notes, as applicable, will be eligible to receive only the applicable Exchange Offer Consideration set out in the table below.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg  T +352 2784-1600   F +352 2784-1690

R.C.S. Luxembourg B 162135

				For each $1,000 Principal Amount of 2018 Lux Notes or 2021 Notes Validly Tendered and Not Withdrawn(1)
				Total Offer Consideration if at or Prior to the Early Delivery Time		Exchange Offer Consideration if After the Early Delivery Time(2)
Security	CUSIP	Outstanding Principal Amount		Cash	Principal Amount of ICF Notes	Cash	Principal Amount of ICF Notes
2018 Lux Notes	458204 AN4	$475,000,000	(3)	$600	$350	$575	$350
2021 Lux Notes	458204 AP9	$2,000,000,000		$30	$550	$5	$550

(1)	Eligible Holders whose Lux Notes are accepted in the Exchange Offers will also receive a cash payment equal to the accrued and unpaid interest in respect of such Lux Notes from December 1, 2016, which is the most recent interest payment date, to, but excluding, the Early Settlement Date or Final Settlement Date, as applicable.
(2)	Aggregate cash payments to Eligible Holders who tender their Lux Notes after the Early Delivery Time and who in exchange receive ICF Notes on the Final Settlement Date, will be reduced by the amount of interest accrued on the ICF Notes received by them from the Early Settlement Date to, but not including, the Final Settlement Date.
(3)	Excludes $25 million principal amount of 2018 Lux Notes held by Intelsat Luxembourg.

The maximum principal amount of 2018 Lux Notes that will be accepted for exchange in the 2018 Lux Notes Exchange Offer will be $217 million (the “Maximum 2018 Exchange Amount”). The maximum principal amount of 2021 Lux Notes that will be accepted for exchange in the 2021 Lux Notes Exchange Offer will be $624 million (the “Maximum 2021 Exchange Amount”).

Tenders of 2018 Lux Notes and 2021 Lux Notes, as applicable, received at or before the Early Delivery Time will receive priority for application against the Maximum 2018 Exchange Amount and Maximum 2021 Exchange Amount relative to tenders received thereafter. If the aggregate principal amount of 2018 Lux Notes and/or 2021 Lux Notes tendered and not validly withdrawn in an Exchange Offer at or before the Early Delivery Time exceeds the Maximum 2018 Exchange Amount or the Maximum 2021 Exchange Amount, as applicable, then ICF will accept the 2018 Lux Notes or 2021 Lux Notes, as applicable, so tendered on a pro rata basis, regardless of whether ICF chooses to have an Early Settlement Date. In such case, no tenders of the 2018 Lux Notes or 2021 Lux Notes, as applicable, following the Early Delivery Time will be accepted in the applicable Exchange Offers.

If the aggregate principal amount of 2018 Lux Notes and/or 2021 Lux Notes tendered and not validly withdrawn in an Exchange Offer at or before the Early Delivery Time does not exceed the Maximum 2018 Exchange Amount or the Maximum 2021 Exchange Amount, as applicable, but the total 2018 Lux Notes and/or 2021 Lux Notes tendered and not validly withdrawn in an Exchange Offer at or before the Expiration Time does exceed the Maximum 2018 Exchange Amount or the Maximum 2021 Exchange Amount, as applicable, then ICF will accept all of the 2018 Lux Notes or 2021 Lux Notes, as applicable, tendered at or before the Early Delivery Time and will accept the 2018 Lux Notes or 2021 Lux Notes, as applicable, tendered after the Early Delivery Time on a pro rata basis, regardless of whether ICF chooses to have an Early Settlement Date.

The ICF Notes will mature on April 1, 2022. Interest on the ICF Notes will accrue at the rate of 12.50% per annum and be payable semi-annually in arrears on December 15 and June 15, commencing on June 15, 2017. On or after June 1, 2018, ICF may redeem all or a portion of the ICF Notes at any time at a price equal to 100% of the principal amount of the ICF Notes redeemed, together with accrued and unpaid interest to but excluding the redemption date. In addition, prior to June 1, 2018, ICF may redeem all or a portion of the ICF Notes at any time at a price equal to 100% of the principal amount of the ICF Notes redeemed plus a customary make-whole premium as of, and accrued and unpaid interest to but excluding, the redemption date.

ICF was formed by Intelsat Luxembourg in connection with the Exchange Offers. As a condition precedent to consummation of the Exchange Offers, ICF is required to be capitalized with 100% of the equity interests currently held by Intelsat Luxembourg in Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), $25 million principal amount of 2018 Lux Notes presently held by Intelsat Luxembourg in treasury, and approximately $300 million in cash, such that less than approximately $50 million will be retained by Intelsat Luxembourg. In the near term, ICF expects to hold the Lux Notes obtained by it in the Exchange Offers and to use the income received on such notes to finance interest payments on the ICF 2022 Notes.

The ICF Notes will be ICF’s senior unsecured obligations, ranking equally in right of payment with all of its existing and future senior indebtedness and senior to its existing and future subordinated indebtedness. The ICF Notes will be effectively subordinated to ICF’s existing and future secured indebtedness to the extent of the assets securing such secured debt. The ICF Notes will also be structurally subordinated to all of the existing and future liabilities of ICF’s subsidiaries, including the liabilities of Intelsat Jackson under Intelsat Jackson’s Secured Credit Agreement and existing notes, and structurally senior to all indebtedness of Intelsat Luxembourg, including Lux Notes not accepted in the Exchange Offers. On the issue date, Intelsat Luxembourg, the direct parent of ICF, will irrevocably and unconditionally guarantee the ICF Notes on an unsecured senior basis.

The Exchange Offers will expire at 11:59 p.m., New York City time, on January 5, 2017, unless they are extended or earlier terminated by ICF. In order to be eligible to receive the Total Offer Consideration, Eligible Holders must validly tender their 2018 Lux Notes or 2021 Lux Notes, as applicable, at or prior to 11:59 p.m., New York City time, on December 20, 2016, unless extended by ICF (such date and time, as the same may be extended, the “Early Delivery Time”).

The following table sets forth certain key dates of the Exchange Offers. Further information may be found in the Offering Memorandum:

Key Date	Calendar Date

Launch Date	December 7, 2016

Early Delivery Time	11:59 p.m., New York City time, on December 20, 2016, unless extended or earlier terminated by ICF.

Early Settlement Date	Promptly after the Early Delivery Time, and expected to be the third business day after the Early Delivery Time. The Early Settlement Date is currently expected to be December 23, 2016. ICF reserves the right but is under no obligation to elect to have an Early Settlement Date.

Withdrawal Deadline	11:59 p.m., New York City time, on the date of the Early Delivery Time, unless extended or earlier terminated by ICF.

Exchange Offers Expiration Time	11:59 p.m., New York City time, on January 5, 2017, unless extended or earlier terminated by ICF.

Final Settlement Date	The final settlement date is currently expected to be January 10, 2017.

ICF reserves the right, but is under no obligation, to elect an Early Settlement Date. However, if so elected, “Early Settlement Date” refers to the date on which ICF Notes will be issued and the applicable cash payment will be paid to holders in exchange for 2018 Lux Notes or 2021 Lux Notes, as applicable, accepted in the Exchange Offers that are validly tendered and not validly withdrawn prior to the Early Delivery Time. The “Final Settlement Date” refers to the date on which ICF Notes will be issued and the applicable cash payment will be paid to holders in exchange for 2018 Lux Notes or 2021 Lux Notes, as applicable, accepted in the Exchange Offers and not settled on the Early Settlement Date.

Subject to applicable law and the terms set forth in the Offering Memorandum, ICF reserves the right to waive any and all conditions to the Exchange Offers, in whole or in part, and may do so, subject to applicable law, without reinstating withdrawal rights. In addition, ICF expressly reserves the right to extend or terminate the Exchange Offers and to otherwise amend or modify the Exchange Offers in any respect. Each of the Exchange Offers is independent of and not conditioned on the other, and ICF may waive conditions to, extend, terminate or otherwise amend or modify, or make determinations under (including, without limitation, electing an Early Settlement Date), one Exchange Offer without taking the same action with respect to the other.

On December 2, 2016 (and thereafter by joinder on December 5, 2016), certain holders of 2018 Lux Notes (the “2018 Supporting Holders”) entered into a support and exchange agreement (the “2018 Support Agreement”) with Intelsat S.A., Intelsat Luxembourg and ICF, whereby such 2018 Supporting Holders agreed to exchange with ICF, separate from the 2018 Lux Notes Exchange Offer, their 2018 Lux Notes for $600 in cash and $350 in principal amount of ICF Notes per $1,000 principal amount of 2018 Lux Notes substantially simultaneously with the Early Settlement Date of the 2018 Lux Notes Exchange Offer. The 2018 Supporting Holders collectively held, as of December 2, 2016 (and as of December 5, 2016 for the joining holder), approximately $144 million aggregate principal amount of 2018 Lux Notes (approximately 30% of the aggregate principal amount outstanding).

On December 5, 2016, certain holders of 2018 Lux Notes, 8.125% Senior Notes due 2023 issued by Intelsat Luxembourg (the “2023 Lux Notes”) and 2021 Lux Notes (such holders, the “2021/2023 Supporting Holders”, and together with the 2018 Supporting Holders, the “Supporting Holders”) entered into a support and exchange agreement (the “2021/2023 Support Agreement”, and together with the 2018 Support Agreement, the “Support Agreements”) with Intelsat S.A., Intelsat Luxembourg and ICF. Pursuant to the 2021/2023 Support Agreement, the 2021/2023 Supporting Holders agreed to exchange with ICF, separate from the 2021 Lux Notes Exchange Offer, their 2018 Lux Notes for the same consideration that will be received by the 2018 Supporting Holders pursuant to the 2018 Support Agreement and their 2021 Lux Notes and 2023 Lux Notes for $30 in cash and $550 in principal amount of ICF Notes per $1,000 principal amount of 2021 Lux Notes or 2023 Lux Notes, as the case may be, substantially simultaneously with the Early Settlement Date of the 2021 Lux Notes Exchange Offer. The 2021/2023 Supporting Holders collectively held, as of December 5, 2016, approximately $355 million aggregate principal amount of 2021 Lux Notes (approximately 18% of the aggregate principal amount outstanding), approximately $112 million aggregate principal amount of 2023 Lux Notes (approximately 11% of the aggregate principal amount outstanding) and approximately $67 million aggregate principal amount of 2018 Lux Notes (approximately 14% of the aggregate principal amount outstanding).

The Maximum 2018 Exchange Amount and the Maximum 2021 Exchange Amount were determined in light of the obligations of ICF under each of the Support Agreements, and the exchange by the Supporting Holders of their 2018 Lux Notes and 2021 Lux Notes, as applicable, pursuant to the applicable Support Agreement will not be subject to pro-ration whether or not the 2018 Lux Notes Exchange Offer or the 2021 Lux Notes Exchange Offer, as applicable, is over-subscribed.

Shortly after the launch of the Exchange Offers, Intelsat Luxembourg intends to commence an exchange offer for the 2018 Lux Notes pursuant to which participating holders will be entitled to receive an equal principal amount of new 12.50% Senior Notes of Intelsat Luxembourg due 2024 (the “2024 Lux Exchange Offer”). Tendering notes in the 2018 Lux Notes Exchange Offer will preclude tendering those notes in the 2024 Lux Exchange Offer unless they are validly withdrawn from the 2018 Lux Notes Exchange Offer. ICF intends to tender the 2018 Lux Notes acquired by it in the 2018 Lux Notes

Exchange Offer into the 2024 Lux Exchange Offer and thereby acquire, in exchange for 2018 Lux Notes, a like principal amount of new 12.50% Senior Notes due 2024 of Intelsat Luxembourg. Following such exchange, it is anticipated that the Lux 2018 Notes so acquired by Intelsat Luxembourg will be cancelled.

The ICF Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the ICF Notes may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. ICF does not intend to register the ICF Notes under the Securities Act or the securities laws of any other jurisdiction. The ICF Notes are not transferable except in accordance with the restrictions described more fully in the Offering Memorandum.

The Exchange Offers are being made, and the ICF Notes to be issued pursuant to the Exchange Offers are being offered and issued, only (a) in the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who have certified to ICF that they are eligible to participate in the Exchange Offers pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only Eligible Holders are authorized to receive or review the Offering Memorandum or participate in the Exchange Offers.

The Exchange Offers are being conducted pursuant to the Offering Memorandum, this press release and Intelsat S.A.’s or ICF’s other press releases related to the Exchange Offer (collectively, the “Exchange Offer Materials”).

Guggenheim Securities acted as Intelsat’s financial advisor for these transactions and Wachtell, Lipton, Rosen & Katz served as legal advisor.

Questions regarding the Exchange Offers may be directed to ICF at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offers, as well as the terms of the ICF Notes, are set forth in the Offering Memorandum. The Offering Memorandum will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of 2018 Lux Notes or 2021 Lux Notes who wish to receive a copy of the eligibility letter for the Exchange Offers may contact Global Bondholder Services Corporation (the “Information and Exchange Agent”) at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the eligibility letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/eligibility/intelsat.

ICF is making the Exchange Offers only by, and pursuant to, the terms of the Exchange Offer Materials. None of ICF, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their 2018 Lux Notes or 2021 Lux Notes, as applicable. Eligible Holders must make their own decision as to whether or not to tender their 2018 Lux Notes or 2021 Lux Notes, as applicable, as well as with respect to the principal amount of the 2018 Lux Notes or 2021 Lux Notes, as applicable, to tender. The Exchange Offers are not being made to any holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offers, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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